UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MOOG INC.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

615394-30-1
(CUSIP Number)

John B. Drenning
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203
(716) 848-1550
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d - 1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Johannes A.S. Aubrecht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	6,426 Class A shares; 1,568 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

6,426 Class A shares; 1,568 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,426 Class A shares; 1,568 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.03% Class A; .05% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Nancy M. Aubrecht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	39,565 Class A shares; 0 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	616 Class A shares; 2,472 Class B shares

9	SOLE DISPOSITIVE POWER

39,565 Class A shares; 0 Class B shares

10	SHARED DISPOSITIVE POWER

616 Class A shares; 2,472 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,181 Class A shares; 2,472 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.18% Class A; .08% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Richard A. Aubrecht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	64,816 Class A shares; 38,520 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	2,134 Class A shares; 7,597 Class B shares

9	SOLE DISPOSITIVE POWER

64,816 Class A shares; 38,520 Class B shares

10	SHARED DISPOSITIVE POWER

2,134 Class A shares; 7,597 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,950 Class A shares; 46,117 Class B shares
(See Item 5 for further information)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[X]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13	.29% Class A; 1.47% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Albert K. Hill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Douglas B. Moog

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	26,287 Class A shares; 76,580 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	1,518 Class A shares; 5,125 Class B shares

9	SOLE DISPOSITIVE POWER

26,287 Class A shares; 76,580 Class B shares

10	SHARED DISPOSITIVE POWER

1,518 Class A shares; 5,125 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,805 Class A shares; 81,705 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.12% Class A; 2.60% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Susan Moog Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	20,875 Class A shares; 24,168 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	1,518 Class A shares; 5,125 Class B shares

9	SOLE DISPOSITIVE POWER

20,875 Class A shares; 24,168 Class B shares

10	SHARED DISPOSITIVE POWER

1,518 Class A shares; 5,125 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,393 Class A shares; 29,293 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.10% Class A; .93% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Jeanne M. Moog

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0 Class A shares; 19,292 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

0 Class A shares; 19,292 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Class A shares; 19,292 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% Class A; .61% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Rachel C. Moog

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0 Class A shares; 6,769 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

0 Class A shares; 6,769 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Class A shares; 6,769 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% Class A; .22% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sandra A. Moog

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0 Class A shares; 0 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 5,125 Class B shares

9	SOLE DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 5,125 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Class A shares; 5,125 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% Class A; .16% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Catherine A. Del Vecchio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0 Class A shares; 5,462 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

0 Class A shares; 5,462 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Class A shares; 5,462 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% Class A; .17% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

James R. Silliman, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	12,331 Class A shares; 15,443 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

12,331 Class A shares; 15,443 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,331 Class A shares; 15,443 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.05% Class A; .49% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Constance Kent Moog Silliman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0 Class A shares; 0 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	1,518 Class A shares; 0 Class B Shares

9	SOLE DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

10	SHARED DISPOSITIVE POWER

1,518 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,518 Class A shares; 0 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.01% Class A; 0% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Michael K. Silliman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	0 Class A shares; 10,443 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

0 Class A shares; 10,443 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Class A shares; 10,443 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% Class A; .33% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

SCHEDULE 13D

CUSIP No. 615394-30-1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Susan M. Silliman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ X ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED	1,284 Class A shares; 5,562 Class B shares

BY EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH	0 Class A shares; 0 Class B shares

9	SOLE DISPOSITIVE POWER

1,284 Class A shares; 5,562 Class B shares

10	SHARED DISPOSITIVE POWER

0 Class A shares; 0 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,284 Class A shares; 5,562 Class B shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.01% Class A; .18% Class B

14	TYPE OF REPORTING PERSON (see instructions)

IN

Explanatory Note

                The following constitutes Amendment No. 1 to the Schedule 13D filed with the Securities Exchange Commission on July 13, 1995 (the "Original Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.

                Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

                This Statement relates to 211,404 shares, or 6.73%, of the outstanding Class B Common Stock, $1.00 par value, of Moog Inc. (the "Company") which is subject to the Moog Family Agreement as to Voting (the "Agreement"). Also subject to the Agreement are 173,718 shares, or .76% of the outstanding class, of Class A Common Stock, $1.00 par value, of the Company (together with the Class B Common Stock, the "Securities"). As of July 12, 2004, there were 22,886,000 shares of Class A Common Stock and 3,139,000 shares of Class B Common Stock outstanding.

                The address of the Company's principal executive office is: Moog Inc., Jamison at Seneca, East Aurora, New York 14052.

Item 2. Identity and Background.

                Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

                This Statement is filed by each of the persons currently subject to the Agreement, c/o Moog Inc., Jamison Road, East Aurora, New York 14052. The persons currently subject to the Agreement are, alphabetically, Johannes A.S. Aubrecht, Nancy M. Aubrecht, Richard A. Aubrecht, Catherine A. Del Vecchio, Susan Moog Mitchell, Douglas B. Moog, Jeanne M. Moog, Rachel C. Moog, Sandra A. Moog, Susan M. Silliman, Constance Kent Moog Silliman, James R. Silliman, Jr. and Michael K. Silliman (together, the "Parties" and each individually, a "Party"). Each Party is a United States citizen.

                For each Party, the address, present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted is as follows:

Name	Address	Occupation (Business Name & Address)

Johannes A.S. Aubrecht	25 Inner Drive St. Paul, MN 55116	Manufacturing Engineer 3M Company 3M Center, Bldg 225-3S-13 St. Paul, MN 55144

Nancy M. Aubrecht	308 Stonehenge Drive Orchard Park, NY 14127	Homemaker

Richard A. Aubrecht	308 Stonehenge Drive Orchard Park, NY 14127	Vice Chairman of the Board Moog Inc. Jamison Road East Aurora, NY 14052

Catherine A. Del Vecchio	180 Pratt Street East Aurora, NY 14052	Homemaker

Susan Moog Mitchell	6 Nye Hill Road East Aurora, NY 14052	Homemaker

Douglas B. Moog	129 E Cottage Street Chagrin Falls, OH 44022-2730	Senior Research Associate Case Western Reserve University 10900 Euclid Avenue Cleveland, OH 44106

Jeanne M. Moog	312 Sycamore Street East Aurora, NY 14052	Human Resource Management Professional Business Systems 50 Alcona Amherst, NY 14226

Rachel C. Moog	One Main Street; 3J Brooklyn, NY 11201	Production Manager Kirshenbaum & Bond New York, NY

Sandra A. Moog	c/o One Main Street; 3J Brooklyn, NY 11201	Student University of California Berkeley, CA

Constance Kent Moog Silliman	2886 SE Turtle Pt. Palm City, Florida 24990	Retired

James R. Silliman, Jr.	315 Windsor Lane East Aurora, NY 14052	Engineering Manager Moog Inc. Jamison Road East Aurora, NY 14052

Michael K. Silliman	118 Wexford Place Webster, NY 14580	Director Sourcing and Procurement Bausch & Lomb 1400 N. Goodman St. Rochester, NY 14069

Susan M. Silliman	271 Greenwood Ct. East Aurora, NY 14052	Unemployed

                During the last five years, none of the Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                Unchanged from the Original Schedule 13D.

Item 4. Purpose of Transaction.

                Unchanged from the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                Item 5 is amended and restated in its entirety as follows:

                On May 28, 2004, the following Parties sold an aggregate of 232,224 Class B shares to the Moog Stock Employee Compensation Trust (the "Moog SECT") at a purchase price per share of $36.35 and in the amounts set forth below:

Name	Number of Class B Shares Sold

Johannes A.S. Aubrecht	7,000
Nancy M. Aubrecht	89,230
Catherine A. Del Vecchio	1,000
Douglas B. Moog	35,508
Sandra A. Moog	5,000
Susan Moog Mitchell	90,336
Constance Kent Moog Silliman	3,000
James R. Silliman, Jr.	1,000
Susan M. Silliman	150
Total	232,224

                On June 28, 2004, the following Parties sold an aggregate of 20,145 Class B shares to the Moog SECT at a purchase price per share of $36.35 and in the amounts set forth below:

Name	Number of Class B Shares Sold

Douglas B. Moog	10,145
Jeanne M. Moog	10,000
Total	20,145

                The following tables present the beneficial ownership of Securities by each group member following the sales of Class B shares to the Moog SECT:

	Beneficial Ownership of Class A Shares

Name	Sole Power to Vote or Direct Vote	Shared Power to Vote or Direct Vote	Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition	Aggregate Amount Beneficially Owned	Percent of Class

Johannes A.S. Aubrecht	6,426	0	6,426	0	6,426.03%
Nancy M. Aubrecht	39,565	616	39,565	616	40,181.18%
Richard A. Aubrecht	64,816	2,134	64,816	2,134	66,950.29%
Douglas B. Moog	26,287	1,518	26,287	1,518	27,805.12%
Susan Moog Mitchell	20,875	1,518	20,875	1,518	22,393.10%
Jeanne M. Moog	0	0	0	0	0	--
Rachel C. Moog	0	0	0	0	0	--
Sandra A. Moog	0	0	0	0	0	--
Catherine A. Del Vecchio	0	0	0	0	0	--
James R. Silliman, Jr.	12,331	0	12,331	0	12,331.05%
Constance Kent Moog Silliman	0	1,518	0	1,518	1,518.01%
Michael K. Silliman	0	0	0	0	0	--
Susan M. Silliman	1,284	0	1,284	0	1,284.01%

	Beneficial Ownership of Class B Shares

Name	Sole Power to Vote or Direct Vote	Shared Power to Vote or Direct Vote	Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition	Aggregate Amount Beneficially Owned	Percent of Class

Johannes A.S. Aubrecht	1,568	0	1,568	0	1,568.05%
Nancy M. Aubrecht	0	2,472	0	2,472	2,472.08%
Richard A. Aubrecht	38,520	7,597	38,520	7,597	46,117	1.47%
Douglas B. Moog	76,580	5,125	76,580	5,125	81,705	2.60%
Susan Moog Mitchell	24,168	5,125	24,168	5,125	29,293.93%
Jeanne M. Moog	19,292	0	19,292	0	19,292.61%
Rachel C. Moog	6,769	0	6,769	0	6,769.22%
Sandra A. Moog	0	5,125	0	5,125	5,125.16%
Catherine A. Del Vecchio	5,462	0	5,462	0	5,462.17%
James R. Silliman, Jr.	15,443	0	15,443	0	15,443.49%
Constance Kent Moog Silliman	0	0	0	0	0	--
Michael K. Silliman	10,443	0	10,443	0	10,443.33%
Susan M. Silliman	5,562	0	5,562	0	5,562.18%

                Class B shares are convertible into Class A shares on a one-for-one basis at any time, at the option of the shareholder. Following the sale of Class B shares to the Moog SECT reported above, 211,404 Class B shares, or 6.73% of the outstanding class, and 173,718 Class A shares, or .76% of the outstanding class, are subject to the Agreement. Neither these amounts nor the tables above include (i) options to purchase 90,000 Class A shares currently exercisable or exercisable within sixty (60) days by Richard A. Aubrecht and (ii) 5,840 Class A shares and 17,016 Class B shares allocated to the account of Richard A. Aubrecht pursuant to the Moog Inc. Savings and Stock Ownership Plan as of September 30, 2003. As of July 12, 2004, there were 22,886,000 shares of Class A Common Stock and 3,139,000 shares of Class B Common Stock outstanding.

                The Last Will and Testament of Jane B. Moog established trusts for the benefit of Rachel C. Moog, Sandra A. Moog and Constance Kent Moog Silliman, pursuant to which Richard A. Aubrecht, Douglas B. Moog and Susan L. Moog, as trustees, share the power to vote and dispose of the beneficiaries' Class A and Class B shares. The Class A and Class B shares held for the benefit of Rachel C. Moog are no longer held in trust. Currently, the trustees share the power to vote and dispose of 1,518 Class A shares, or .01% of the outstanding class, and 5,125 Class B shares, or .16% of the outstanding class. Such shares are shown as beneficially owned by each trustee as well as by the appropriate beneficiary.

                Richard A. Aubrecht and Nancy M. Aubrecht jointly own 616 Class A shares and 2,472 Class B shares. Such shares are shown as beneficially owned by each joint owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Item 6 is amended and restated in its entirety as follows:

                The Agreement, which was filed as Exhibit A to the Original Schedule 13D, was made in September, 1982 by and among William C. Moog ("WCM"), Jane B. Moog ("JBM"), Richard A. Aubrecht ("RAA"), Nancy M. Aubrecht ("NMA"), Constance Kent Moog Silliman ("CKMS"), Jeanne M. Moog ("JMM"), Douglas B. Moog ("DBM"), Susan M. Moog ("SMM"), James R. Silliman, Jr. ("JRS"), Michael K. Silliman ("MKS") (collectively, "Holders"), and Albert K. Hill ("AKH"). Any shares held by AKH are not covered by the agreement. After the entering into the Agreement, WCM and JBM died. Accordingly, references to the Holders do not include WCM, JBM or AKH.

                Shares held by the Holders in their own right or in various capacities, such as custodians, trustees, trust beneficiaries, custodial beneficiaries, etc., are covered by the Agreement. Each Holder agreed that all the shares of Moog stock or other voting stock of Moog, now or hereafter beneficially owned by them, directly or indirectly, will at all times be held subject to the Agreement. Pursuant to the Agreement, each of the Holders granted an irrevocable proxy covering that Holder's shares of Moog stock to the "Electors" under the Agreement, who presently are RAA, CKMS, JMM, DBM, SMM and AKH. The Electors determine how the shares subject to the Agreement are voted, by a vote of 2/3 of their number. The same approval requirement applies to conversion by a Holder of Class B into Class A Common Stock.

                The Agreement provides that in the case of death, resignation or removal of any Elector, such Elector's eldest living child shall be the successor unless the Elector has appointed a successor in writing, which successor must be the Elector's spouse or a descendant who is bound by the terms of this Agreement.

                Each of the Holders agreed not to sell, transfer, pledge, assign or otherwise in any manner dispose of or encumber any shares subject to the Agreement unless he or she has first offered to sell such shares to the other Holders and thereafter to Company as provided in the Agreement. The only exception to this restriction allows transfers directly or indirectly to or for the benefit of another Holder, including the spouse or descendant of a Holder if subject to the Agreement.

                The Agreement continues in force until December 31, 2015, and from year to year thereafter unless any Holder gives notice to the others in writing of his or her election to terminate the Agreement on December 31 of such year. The Agreement also terminates upon the occurrence of any one of the following events:
1.	Cessation of Moog's business;

2.	Bankruptcy receivership or dissolution of Moog;

3.	Mutual agreement of the holders of 85 percent of the shares of Moog stock subject to the Agreement;

4.	Whenever there is only 1 surviving Holder bound by the Agreement; or

5.	Upon 5 days notice by the Company that 2/3 of the holders of record of shares entitled to vote thereon have approved a merger, consolidation, reorganization, or plan for liquidation, dissolution or sale of substantially all of the Company's assets.

                Any disputes arising under the Agreement are subject to binding and conclusive arbitration in accordance with the then existing rules of the American Arbitration Association.

                In addition to the Agreement, the Holders have also entered into a Joint Filing Agreement which was filed as Exhibit B to the Original Schedule 13D.

Item. 7. Material to be Filed as Exhibits.

                Unchanged from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2004	/s/ Johannes A.S. Aubrecht*
Date	Johannes A.S. Aubrecht

August 25, 2004	/s/ Nancy M. Aubrecht*
Date	Nancy M. Aubrecht

August 25, 2004	/s/ Richard A. Aubrecht
Date	Richard A. Aubrecht

August 25, 2004	/s/ Albert K. Hill*
Date	Albert K. Hill

August 25, 2004	/s/ Catherine A. Del Vecchio*
Date	Catherine A. Del Vecchio

August 25, 2004	/s/ Susan Moog Mitchell*
Date	Susan Moog Mitchell

August 25, 2004	/s/ Douglas B. Moog*
Date	Douglas B. Moog

August 25, 2004	/s/ Jeanne M. Moog*
Date	Jeanne M. Moog

August 25, 2004	/s/ Rachel C. Moog*
Date	Rachel C. Moog

August 25, 2004	/s/ Sandra A. Moog*
Date	Sandra A. Moog*

August 25, 2004	/s/ Constance Kent Moog Silliman*
Date	Constance Kent Moog Silliman

August 25, 2004	/s/ James R. Silliman, Jr.*
Date	James R. Silliman, Jr.

August 25, 2004	/s/ Michael K. Silliman*
Date	Michael K. Silliman

August 25, 2004	/s/ Susan M. Silliman*
Date	Susan M. Silliman

*	By:	Richard A. Aubrecht
Richard A. Aubrecht
Attorney-in-Fact